SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Couchbase, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

22207T101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 22207T101	13 G	Page 2 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X L.P. (“A10”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,523,154 shares, all of which are directly owned by A10. Accel X Associates L.L.C. (“A10A”), the general partner of A10, may be deemed to have sole power to vote these shares, and Kevin Efrusy (“KJE”), a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,523,154 shares, all of which are directly owned by A10. A10A, the general partner of A10, may be deemed to have sole power to dispose of these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,523,154
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on December 7, 2023 (the “Form 10-Q”).

CUSIP NO. 22207T101	13 G	Page 3 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Strategic Partners L.P. (“A10SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
115,415 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to vote these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

115,415 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to dispose of these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	115,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in the Form 10-Q.

CUSIP NO. 22207T101	13 G	Page 4 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Associates L.L.C. (“A10A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,638,569 shares, of which 1,523,154 are directly owned by A10 and 115,415 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,638,569 shares, of which 1,523,154 are directly owned by A10 and 115,415 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,638,569
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in the Form 10-Q.

CUSIP NO. 22207T101	13 G	Page 5 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2008 L.L.C. (“AI08”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 159,280 shares, all of which are directly owned by AI08, and KJE, a director of the issuer and managing member of AI08, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		159,280 shares, all of which are directly owned by AI08, and KJE, a director of the issuer and managing member of AI08, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	159,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in the Form 10-Q.

CUSIP NO. 22207T101	13 G	Page 6 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II L.P. (“AGF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,022,312 shares, all of which are directly owned by AGF2. Accel Growth Fund II Associates L.L.C. (“AGF2A”), the general partner of AGF2, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 2,022,312 shares, all of which are directly owned by AGF2. AGF2A, the general partner of AGF2, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,022,312
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in the Form 10-Q.

CUSIP NO. 22207T101	13 G	Page 7 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 146,484 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 146,484 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	146,484
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in the Form 10-Q.

CUSIP NO. 22207T101	13 G	Page 8 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Associates L.L.C. (“AGF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,168,796 shares, of which 2,022,312 are directly owned by AGF2 and 146,484 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,168,796 shares, of which 2,022,312 are directly owned by AGF2 and 146,484 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,168,796
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in the Form 10-Q.

CUSIP NO. 22207T101	13 G	Page 9 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2013 L.L.C. (“AGFI13”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 217,110
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 217,110
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	217,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in the Form 10-Q.

CUSIP NO. 22207T101	13 G	Page 10 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin J. Efrusy ("KJE")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,105
	6

SHARED VOTING POWER

1,797,849 shares, of which 1,523,154 are directly owned by A10, 115,415 are directly owned by A10SP, and 159,280 are directly owned by AI08. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares. KJE, a director of the issuer and managing member of A10A and AI08, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 40,105
8	SHARED DISPOSITIVE POWER
		1,797,849 shares, of which 1,523,154 are directly owned by A10, 115,415 are directly owned by A10SP, and 159,280 are directly owned by AI08. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares. KJE, a director of the issuer and managing member of A10A and AI08, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,837,954
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%(1)
12	TYPE OF REPORTING PERSON*	IN

(1) Based on 48,071,639 shares of Common Stock outstanding as of November 30, 2023, as reported by the issuer in the Form 10-Q.

CUSIP NO. 22207T101	13 G	Page 11 of 16

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13G initially filed with the United States Securities and Exchange Commission by the Reporting Persons on February 14, 2022 and amended on February 14, 2023 (as amended, the “Original Schedule 13G”). The “Reporting Persons” are collectively, Accel X L.P. (“A10”), Accel X Strategic Partners L.P. (“A10SP”), Accel X Associates L.L.C. (“A10A”), Accel Investors 2008 L.L.C. (“AI08”), Accel Growth Fund II L.P. (“AGF2”), Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”), Accel Growth Fund II Associates L.L.C. (“AGF2A”), Accel Growth Fund Investors 2013 L.L.C. (“AGFI13”), and Kevin J. Efrusy (“KJE”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE The address for each of the Reporting Persons is: Accel 500 University Avenue Palo Alto, CA 94301

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

CUSIP NO. 22207T101	13 G	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Entities:                   Accel X L.P.*

Accel X Strategic Partners L.P.*

Accel X Associates L.L.C.*

Accel Investors 2008 L.L.C.*

Accel Growth Fund II L.P.*

Accel Growth Fund II Strategic Partners L.P.*

Accel Growth Fund II Associates L.L.C.*

Accel Growth Fund Investors 2013 L.L.C.*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for the above-listed entities

Individuals:           Kevin J. Efrusy*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney included herein as an exhibit to this Schedule 13G.

CUSIP NO. 22207T101	13 G	Page 13 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

Exhibit B: Power of Attorney	15

CUSIP NO. 22207T101	13 G	Page 14 of 16

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Couchbase, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

CUSIP NO. 22207T101	13 G	Page 15 of 16

EXHIBIT B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each undersigned hereby constitutes and appoints Ryan Connor his, her or its true and lawful attorney-in-fact to:

(1)       execute for and on behalf of each undersigned (each, a “Reporting Person”), individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Form D, Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4, Form 5 and any applicable registration statements, notice filings or reports) that such Reporting Person may be required or requested to file with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to a Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”) or with respect to a Reporting Person’s obligation to register or otherwise provide filings or reports to the SEC;

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the SEC and any stock exchange or similar foreign or domestic, federal or state authority; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her discretion.

Each Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Reporting Person acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such Reporting Person, is hereby assuming, nor is any Company hereby assuming, any of such Reporting Person’s responsibilities to comply with any such registration, filing or reporting requirements of the SEC or any stock exchange or similar foreign or domestic, federal or state authority, including without limitation Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

This Power of Attorney shall remain in full force and effect with respect to a Reporting Person until the later of such time that (a) such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to such Reporting Person’s holdings of and transactions in securities issued by a Company, or (b) such Reporting Person is no longer required to file any other forms, registration statements or similar filings with the United States Securities and Exchange Commission or any other similar federal or state governmental entity, unless this Power of Attorney is earlier (i) revoked by such Reporting Person in a signed writing delivered to the foregoing attorney-in-fact or (ii) revoked by such foregoing attorney-in-fact.

CUSIP NO. 22207T101	13 G	Page 16 of 16

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2024. This Power of Attorney may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Accel X L.P.,		ACCEL GROWTH FUND II L.P.,
a Delaware limited partnership		a Delaware limited partnership

By:	Accel X Associates L.L.C.,	By:	Accel Growth Fund II Associates L.L.C.,
	a Delaware limited liability company		a Delaware limited liability company

By:	/s/ Ryan Connor	By:	/s/ Ryan Connor
Name:	Ryan Connor	Name:	Ryan Connor
Title:	Attorney-in-fact	Title:	Attorney-in-fact

ACCEL X STRATEGIC PARTNERS L.P.,		ACCEL GROWTH FUND II STRATEGIC PARTNERS L.P.,
a Delaware limited partnership		a Delaware limited partnership

By:	Accel X Associates L.L.C.,	By:	Accel Growth Fund II Associates L.L.C.,
	a Delaware limited liability company		a Delaware limited liability company

By:	/s/ Ryan Connor	By:	/s/ Ryan Connor
Name:	Ryan Connor	Name:	Ryan Connor
Title:	Attorney-in-fact	Title:	Attorney-in-fact

ACCEL X ASSOCIATES L.L.C.,		ACCEL GROWTH FUND INVESTORS 2013 L.L.C.,
a Delaware limited liability company		a Delaware limited liability company

By:	/s/ Ryan Connor	By:	/s/ Ryan Connor
Name:	Ryan Connor	Name:	Ryan Connor
Title:	Attorney-in-fact	Title:	Attorney-in-fact

ACCEL INVESTORS 2008 L.L.C.,		Kevin J. Efrusy
a Delaware limited liability company

By:	/s/ Ryan Connor	By:	/s/ Ryan Connor
Name:	Ryan Connor	Name:	Ryan Connor
Title:	Attorney-in-fact	Title:	Attorney-in-fact